SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

 CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 15, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated April 15, 2019, the Company reports that it has acquired common shares and GDS, each representing ten common shares, as described in the following chart:

Trade Date	Settlement Date	Type	Price		Quantity	Total Amount
04/12/2019	04/16/2019	CRES	ARS	45.904545	11,000.00	ARS	504,950.00

Trade Date	Settlement Date	Type	Price		Quantity	Total Amount
04/12/2019	04/16/2019	CRESY	USD	10.796000	5,000.00	USD	53,980.00

As of today, the company has repurchased the equivalent to a total of  471,878 Cresud common shares, representing approximately 7.62% of the approved program.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  April 15, 2019